





INVESTOR MEETING 2014

William Holt

Executive Vice President
General Manager, Technology and Manufacturing Group

Key Messages from 2013

- Intel Continues to Deliver the Benefits of Moore's Law ✓
- True Cost Reduction Remains Possible in a Capital Intensive Environment ✓
- The Benefits of Technology Apply Across the Product Portfolio ✓

14nm Status - 2013

Yield

at the same point in development



Increasing Yield
22nm
14nm
May
June
July
Aug
Sept
Oct
Nov
Dec
Jan
Feb

Yield rapidly increasing, on track for matched yield in Q1 '14 *

Performance Improvement

Switching Energy vs. Gate Delay



Switching Energy Change (%)
225%
175%
125%
75%
25%
-25%
-75%
-30%
-10%
10%
30%
50%
70%
Delay Change (%)
22nm
14nm
Better

Key Parameter Matching

% of key process parameters meeting 3-sigma targets at the same point in development



Increasing Matching
22nm
14nm
Weeks

14 nm key process parameter matching on track with 22 nm trend

Reliability Scorecard

at the same point in development



Module
22nm (2 year offset)
14nm
Transistor
Interconnect
Thermo-Mechanical/Moisture
Test Vehicle Yield
ESD/LU
Alpha Particle/Soft Error
Low risk
Meeting all cert goals
Medium risk
Close to meeting goals
High risk
Not yet meeting all goals, needs additional work

Generally healthy reliability at this stage, on track for Q1 '14 certification *

Source: Intel. * Forecast

14nm Status - 2014

Yield

at the same point in development



Increasing Yield
22nm
14nm
May
June
July
Aug
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun

Yield is now in healthy range with further improvements coming

Performance Improvement

Switching Energy vs. Gate Delay



Switching Energy Change (%)
225%
175%
125%
75%
25%
-25%
-75%
-30%
-10%
10%
30%
50%
70%
Delay Change (%)
22nm
14nm
Better

Key Parameter Matching

% of key process parameters meeting 3-sigma targets
at the same point in development



Increasing Matching
22nm
14nm
Weeks

14 nm key process parameter matching on track with 22 nm trend

Reliability Scorecard

at the same point in development

Module | 22nm (2 year offset) | 14nm

Transistor
Interconnect
Thermo-Mechanical/Moisture
Test Vehicle Yield
ESD/LU
Alpha Particle/Soft Error



Low risk: Meeting all cert goals
Medium risk: Close to meeting goals
High risk: Not yet meeting all goals, needs additional work

14nm PRQ achieved Q2 2014

Source: Intel

14 nm Product Yield Is In Healthy Range



14nm Broadwell Yield Trend
Increasing Yield
22 nm
14 nm
PRQ
Forecast
Broadwell SoC
Q1 '14
Q2 '14
Q3 '14
Q4 '14
Q1 '15

22 nm data are shifted to align date of lead product qual
Depicts relative health, lines not to scale

22nm Is Intel's Highest Yielding Process Ever

Source: Intel

14nm Technology Overview

A True 14 nm Technology

2nd Generation FinFET

52 nm Interconnect Pitch

First Use of Air Gaps

Intel Has Developed a True 14 nm Technology

	22 nm Node	14 nm Node	Scale
Transistor Fin Pitch	60	42	.70x
Transistor Gate Pitch	90	70	.78x
Interconnect Pitch	80 nm	52 nm	.65x

SRAM Memory Cells

22 nm Process



.108 um^2

(Used on CPU products)

14 nm Process



.0588 um^2

(0.54x area scaling)

14 nm Design Rules + 2nd Generation Tri-gate Transistor Provides Industry-leading SRAM Density

Transistor Fin Improvement


60 nm
pitch
34 nm
height
Si Substrate
Si Substrate

22 nm Process

14 nm Process

Transistor Fin Improvement



60 nm
pitch
34 nm
height
Si Substrate
42 nm
pitch
Si Substrate

22 nm Process

14 nm Process

Tighter Fin Pitch for Improved Density

Transistor Fin Improvement


60 nm
pitch
34 nm
height
Si Substrate
42 nm
pitch
42 nm
height
Si Substrate

22 nm Process

14 nm Process

Taller and Thinner Fins for Increased Drive Current and Performance

Transistor Fin Improvement


60 nm
pitch
34 nm
height
Si Substrate

22 nm Process


42 nm
pitch
42 nm
height
Si Substrate

14 nm Process

Reduced Number of Fins for Improved Density and Lower Capacitance

Transistor Fin Improvement


Metal Gate
Si Substrate

22 nm 1st Generation
Tri-gate Transistor


Metal Gate
Si Substrate

14 nm 2nd Generation
Tri-gate Transistor

Transistor Fin Improvement



22 nm 1st Generation Tri-gate Transistor



14 nm 2nd Generation Tri-gate Transistor

Source: Intel

Intel Transistor Leadership



'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18
intel
SiGe Strained Silicon
High-k Metal Gate
Tri-Gate
TSMC
GlobalFoundries
Samsung
IBM
3 Years
SiGe Strained Silicon
3.5 Years
High-k Metal Gate
~3.5 Years
Tri-Gate
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18
Projected

*Other names and brands may be claimed as the property of others.
Source: Dates are based on start of high volume production. Projected dates are based on other company public statements.

2nd Generation Tri-Gate is the Critical Enabler


Performance
2x
1x
Performance
Server
Laptop
Mobile
45 nm
32 nm
22 nm
14 nm
Generation

Performance Improved


Active Power
(Includes performance increase)
1x
.25x
Server
Laptop
Mobile
45 nm
32 nm
22 nm
14 nm
Generation

Active Power Reduced


Performance per Watt
10x
1x
Intel Core M processor
>2x
Server
Laptop
Mobile
45 nm
32 nm
22 nm
14 nm
Generation

Performance per Watt Improves

14 nm BDW-Y Delivers >2x Improvement in Performance per Watt

Source: Intel

Interconnects

22 nm Process



80 nm minimum pitch

14 nm Process



52 nm (0.65x) minimum pitch

52 nm Interconnect Pitch Provides Better-than-normal Interconnect Scaling

Source: Intel

Interconnects

22 nm Process



80 nm minimum pitch

14 nm Process



52 nm (0.65x) minimum pitch

52 nm Interconnect Pitch Provides Better-than-normal Interconnect Scaling

Source: Intel

Interconnects

22 nm Process



80 nm minimum pitch

14 nm Process



52 nm (0.65x) minimum pitch

52 nm Interconnect Pitch Provides Better-than-normal Interconnect Scaling
First Use of Air Gaps to Improve Interconnect Performance

Source: Intel

Logic Area Scaling Trend

(Publicly available scaling information)


Gate Pitch
x
Metal Pitch
(nm2)
10000
1000
45 nm
Planar
32 nm
Planar
22 nm
Tri-gate
14 nm
Tri-gate
Intel
45 nm
Planar
28 nm
Planar
Others
20 nm
Planar
"16/14 nm"
Tri-gate
"10 nm"
Tri-gate
Projected
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Start of Volume Production


Gate
Pitch
Logic
Cell
Height
Metal
Pitch
Logic Cell
Width

Source: Intel data from shipping products
Others based on published information:
45nm: K-L Cheng (TSMC), 2007 IEDM, p. 243
28nm: F. Arnaud (IBM alliance), 2009 IEDM, p. 651
20nm: H. Shang (IBM alliance), 2012 VLSI, p. 129
16nm: S. Wu (TSMC), 2013 IEDM, p. 224
10nm: K-I Seo (IBM alliance), 2014 VLSI, p. 14

14nm Enables Cost and Performance Benefits

Haswell 2 X 2 (22nm)

960M Transistors



35%
More Transistors



37%
Smaller

Broadwell 2 X 2 (14nm)

1.3B transistors

Broadwell delivers:

- 2.2x increase in transistor density
- Up to 40% better 3D graphics perf[1]
- Enables <9mm fanless designs

Industry's First 14 nm Processor in Volume Production

[1] Intel® Core™ M-5Y70 processor compared to Intel® Core™ i5-4302Y processor

Cost Reduction On Track



$/mm²
Normalized Capital Growth ($/mm²)
100
10
1
0.13 um
90 nm
65 nm
45 nm
32 nm
22 nm
14 nm
10 nm*
X
mm²/transistor
Normalized Area/Transistor Growth (mm²/transistor)
1
0.1
0.01
0.13 um
90 nm
65 nm
45 nm
32 nm
22 nm
14 nm
10 nm*
=
$/transistor
Normalized Cost per Transistor ($/transistor)
1
0.1
0.01
0.13 um
90 nm
65 nm
45 nm
32 nm
22 nm
14 nm
10 nm*

* Forecast

Source: Intel

Cost Reduction On Track


$/mm²
100
10
1
Normalized Capital Growth ($/mm²)
0.13 um
90 nm
65 nm
45 nm
32 nm
22 nm
14 nm
10 nm*

X


mm²/transistor
1
0.1
0.01
Normalized Area/Transistor Growth (mm²/transistor)
0.13 um
90 nm
65 nm
45 nm
32 nm
22 nm
14 nm
10 nm*

=


$/transistor
1
0.1
0.01
Normalized Cost per Transistor ($/transistor)
0.13 um
90 nm
65 nm
45 nm
32 nm
22 nm
14 nm
10 nm*
7 nm*

* Forecast

Source: Intel

Summary

Intel Continues to Deliver Moore's Law

True Cost Reduction Remains Possible

Technology Enables Real Product Improvements

Legal Disclaimers

Software and workloads used in performance tests may have been optimized for performance only on Intel microprocessors. Performance tests, such as SYSmark and MobileMark, are measured using specific computer systems, components, software, operations and functions. Any change to any of those factors may cause the results to vary. You should consult other information and performance tests to assist you in fully evaluating your contemplated purchases, including the performance of that product when combined with other products.

Intel technologies may require enabled hardware, specific software, or services activation. Check with your system manufacturer or retailer.

Tests document performance of components on a particular test, in specific systems. Differences in hardware, software, or configuration will affect actual performance. Consult other sources of information to evaluate performance as you consider your purchase. For more complete information about performance and benchmark results, visit http://www.intel.com/benchmarks

All dates, forecasts and products specified in this presentation are subject to change without notice. This presentation will not be updated to reflect any such changes.

Risk Factors

The statements in the presentations and other commentary that refer to plans and expectations for the fourth quarter, the year and the future are forward-looking statements that involve a number of risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "should" and their variations identify forward-looking statements. Statements that refer to or are based on projections, uncertain events or assumptions also identify forward-looking statements. Many factors could affect Intel's actual results, and variances from Intel's current expectations regarding such factors could cause actual results to differ materially from those expressed in these forward-looking statements. Intel presently considers the following to be important factors that could cause actual results to differ materially from the company's expectations.

- Demand for Intel's products is highly variable and could differ from Intel's expectations due to factors including changes in the business and economic conditions; consumer confidence or income levels; customer acceptance of Intel's and competitors' products; competitive and pricing pressures, including actions taken by competitors; supply constraints and other disruptions affecting customers; changes in customer order patterns including order cancellations; and changes in the level of inventory at customers.
- Intel's gross margin percentage could vary significantly from expectations based on capacity utilization; variations in inventory valuation, including variations related to the timing of qualifying products for sale; changes in revenue levels; segment product mix; the timing and execution of the manufacturing ramp and associated costs; excess or obsolete inventory; changes in unit costs; defects or disruptions in the supply of materials or resources; and product manufacturing quality/yields. Variations in gross margin may also be caused by the timing of Intel product introductions and related expenses, including marketing expenses, and Intel's ability to respond quickly to technological developments and to introduce new features into existing products, which may result in restructuring and asset impairment charges.
- Intel operates in highly competitive industries and its operations have high costs that are either fixed or difficult to reduce in the short term.
- The declaration and rate of dividend payments and the amount and timing of Intel's stock buyback program are at the discretion of Intel's board of directors, and plans for future dividends and stock buy backs and could be affected by changes in Intel's priorities for the use of cash, such as operational spending, capital spending, acquisitions, and because of changes to Intel's cash flows and changes in tax laws.
- Intel's expected tax rate is based on current tax law and current expected income and may be affected by the jurisdictions in which profits are determined to be earned and taxed; changes in the estimates of credits, benefits and deductions; the resolution of issues arising from tax audits with various authorities, including payment of interest and penalties; and the ability to realize deferred tax assets.
- Gains or losses from equity securities and interest and other could vary from expectations depending on gains or losses on the sale, exchange, change in the fair value or impairments of debt and equity investments; interest rates; cash balances; and changes in fair value of derivative instruments.
- Intel's results could be affected by adverse economic, social, political and physical/infrastructure conditions in countries where Intel, its customers or its suppliers operate, including military conflict and other security risks, natural disasters, infrastructure disruptions, health concerns and fluctuations in currency exchange rates.
- Intel's results could be affected by the timing of closing of acquisitions, divestitures and other significant transactions.
- Intel's results could be affected by adverse effects associated with product defects and errata (deviations from published specifications), and by litigation or regulatory matters involving intellectual property, stockholder, consumer, antitrust, disclosure and other issues. An unfavorable ruling could include monetary damages or an injunction prohibiting Intel from manufacturing or selling one or more products, precluding particular business practices, impacting Intel's ability to design its products, or requiring other remedies such as compulsory licensing of intellectual property.

A detailed discussion of these and other factors that could affect Intel's results is included in Intel's SEC filings, including the company's most recent Form 10-Q, Form 10-K and earnings release.

Configuration Information

- Intel® Core™ M-5Y70 Processor (up to 2.60GHz, 4T/2C, 4M Cache) On Intel Reference Platform. BIOS: v80.1 Graphics: Intel® HD Graphics (driver v. 15.36.3650) Memory: 4 GB (2x2GB) Dual Channel LPDDR3-1600 SDD: Intel® 160GB OS: Windows* 8.1 Update RTM
- Prior generation: Intel® Core™ i5-4302Y (up to 2.30GHz, 4T/2C, 3M Cache) on Intel Reference Platform. 4.5W Thermal Design Power. BIOS:WTM 137 Graphics : Intel® HD Graphics (driver v. 15.36.3650) Memory: 4 GB (2x2GB) Dual Channel LPDDR3-1600 SDD: Intel® 160GB OS: Windows* 8.1 Update RTM. System Power Management Policy: Balance Wireless: On and connected. Battery size assumption: 35WHr.





INVESTOR MEETING 2014

SANTA CLARA NOVEMBER 20





